Media Release

For Immediate Release

PacNet Strengthens Management Team

SINGAPORE, July 24, 2006 -— Pacific Internet Limited (“PacNet”) (NASDAQ: PCNTF), Asia Pacific’s largest telco-independent Internet communications service provider by geographic reach, today announced the appointment of four new members to its senior management team.

Alex Tan has been appointed Chief Information Officer (CIO), taking over from Lawrence Ang who is leaving the Company to pursue his personal interests. Mr. Tan has more than 18 years of experience in business information technology (IT), project management and process improvements in various senior roles within the Infocomm, Government, Banking and Energy industries, including several successful regional IT, systems and infrastructure integrations from various mergers and acquisitions. Prior to PacNet, Mr. Tan was CIO with the Energy Market Company in Singapore where he was responsible for IT market systems that trade $3.6 billion worth of transactions on an annual basis over a business to business (B2B) trading exchange. The Company appreciates Mr. Ang’s contributions during his tenure at PacNet.

Steven Ng has been named Senior Vice President, Regional Business Group, Value-Added Services (VAS) & Product Development as PacNet begins its focus on geographic expansion and VAS growth. Mr. Ng comes to PacNet with over 20 years of senior leadership and management experience having previously worked with AT&T and Concert Global Networks (a global joint venture of AT&T and BT). He was most recently Managing Director and Regional Vice President of Asia for Gartner Advisory where he led the company to significant business growth. In his career, Mr. Ng had also worked through several strategic acquisitions and joint ventures.

Lee Tian-Yew has been appointed Vice President, Voice Business with the mandate of building and growing PacNet’s international voice business. He has more than 13 years of experience in international telecommunications, starting his career at SingTel and was most recently with Teleglobe America, where he spearheaded reseller and carrier relationships across Asia Pacific as its Senior Global Buyer and Head of Sales (Indo-China).

Julie Cleeland Nicholls has been promoted to the position of Vice President, Group Marketing from her previous role as General Manager for Marketing with PacNet Australia. Over the past three years, Ms. Cleeland Nicholls drove successful marketing campaigns that grew PacNet Australia’s market share in the corporate business space, especially the small-and-medium business segment. Before joining PacNet, Ms Cleeland Nicholls was Director of Marketing at NEC Business Solutions. Her new role, based in the Singapore headquarters, will continue to draw on her marketing expertise to support PacNet’s new growth in the region.

Mr. Phey Teck-Moh, President and CEO of PacNet, said, “As PacNet enters its new phase of growth, we need to continue to ensure that we have the best people in the info-communications technology industry to execute our strategic plan. The strengthening of our management team builds on what is already a strong pool of dedicated and able people. I look forward to engaging each and every one of them as we move forward with our strategic plan.”

Details of senior management biodata are available on PacNet’s Investor Relations website www.pacnet.com/investor

# # #

Editors’ Notes

About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Media & Analyst Contacts

For Singapore Media
Leow Lin Fah
Direct (65) 6774 1677
Mobile (65) 9839 1300
leowlinfah@pacific.net.sg

For international Media
Julie Cleeland Nicholls
Direct: (65) 6771 0891
julie.nicholls@pacific.net.sg

Investor & Analyst
Alan Katz
Cubitt Jacobs & Prosek
Direct: (212) 279 3115 ext 211
alan@cjpcom.com

Mervin Wang
Direct: (65) 6771 0780
Mobile: (65) 9798 6077
investor@pacific.net.sg

Cautionary Statement
Statements made in this press release with respect to Pacific Internet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.